NEWS RELEASE

ELD No. 07-07

TSX: ELD  AMEX: EGO

March 27, 2007

Efemçukuru Drilling Continues to Deliver Excellent Results,

including 5.6 Meters @ 218.6 g/t Gold

VANCOUVER, BC – Norman S. Pitcher, Chief Operating Officer of Eldorado Gold Corporation (‘Eldorado” the “Company” or “we”) is pleased to announce that this year’s drilling at the Efemçukuru Project in Western Turkey continues to return excellent results.  The initially planned infill and exploration drill program has now been expanded to 21,000 meters (of which over 14,000 meters have been drilled).

The drilling is targeting the down plunge and lateral extensions of the South and Middle Ore shoots, and continued definition of the Transition Zone.  Results from twenty-seven additional drill holes have been received.  The resulting data is shown in Table 1 and illustrated in a Longitudinal Section attached to this news release.  Results are pending from an additional 19 holes.   Calculated intervals generally used a 6 g/t gold cut off with the inclusion of some assays less than 6 g/t if they fell within the vein.

Table 1: EFEMçUKURU DRILL RESULTS

Hole ID	m From	m To	Interval m	Estimated True Width m	Gold Grade g/t
South Ore Shoot
KV - 143	152.55	153.55	1.00	0.80	14.6
	156.55	162.10	5.55	4.38	218.6
including	157.40	160.40	3.00	2.40	318.3
	165.25	166.25	1.00	0.80	13.6
KV -146	no significant mineralization
KV - 148	182.00	183.00	1.00	0.94	7.4
KV - 153	106.70	112.70	6.00	5.40	10.0
KV - 155	no significant mineralization
KV - 156	146.00	152.90	6.90	6.75	14.5
KV - 160	no significant mineralization
KV - 161	171.15	181.20	10.05	9.88	11.7
KV - 162	167.50	170.50	3.00	2.64	10.5
KV - 163	163.20	164.35	1.15	1.08	23.8
KV - 165	224.15	230.25	6.10	5.19	9.7
	234.00	235.00	1.00	0.85	18.7
KV - 167	181.35	182.35	1.00	0.80	31.9
KV - 171	204.95	206.70	1.75	1.54	15.0
KV - 176	146.25	152.50	6.25	5.51	63.1
including	151.60	152.50	0.90	0.79	215.0
KV - 177	59.00	61.50	2.50	2.12	9.8

Hole ID	m From	m To	Interval m	Estimated True Width m	Gold Grade g/t
	65.50	73.50	8.00	6.80	11.3
KV – 181	52.00	55.50	3.50	3.43	16.6
Middle Ore Shoot
KV - 141	30.50	33.00	2.50	2.39	10.5
KV - 147	240.60	241.80	1.20	0.82	8.4
KV - 149	130.55	131.70	1.20	1.12	11.3
KV - 150	242.40	243.40	1.00	0.60	6.4
KV - 152	86.40	87.40	1.00	0.83	12.1
KV - 154	124.50	125.90	1.40	1.21	14.5
	152.90	157.50	4.60	4.00	22.2
	162.50	163.50	1.00	0.87	13.1
KV - 157	131.50	133.50	2.00	1.22	8.5
	147.05	148.20	1.15	0.70	10.9
	224.90	227.80	2.90	1.77	12.0
KV - 158	96.50	97.55	1.05	0.96	83.6
	106.50	107.50	1.00	0.91	10.4
	133.60	137.20	3.60	3.28	16.1
KV - 159	268.10	269.10	1.00	0.59	7.5
KV - 164	71.55	72.55	1.00	0.92	27.3
	81.10	85.25	4.15	3.81	15.9
	111.60	113.50	1.90	1.75	24.5
KV - 166	no significant mineralization

The drilling at the South Ore Shoot has identified a second lobe of wide, high grade gold mineralization which remains open down plunge.  In addition, holes into both South Ore Shoot lobes returned bonanza-type gold values (KV-143 and KV-176).   Drilling will concentrate on defining the down plunge extents of the mineralization.

Drilling at the Middle Ore Shoot continues to confirm and extend the main mineralized zone.  This area also benefited from a recent structural geology study that better defined vein geometry.   The interpreted truncation of the Middle Ore Shoot zone at depth may not be correct as it is not certain whether the actual footwall vein was intersected in these 300 to 400 meter long holes.  Drilling here will focus on infill of the expanded main zone and lateral extents into the Transition Zone.

The additional drilling has also led to an increased understanding of the distribution of silver values in the ore shoots.  In the South Ore Shoot there is an elevated silver zone that corresponds with the upper lobe of the gold mineralization, where the Ag:Au ratio is greater than 2:1 and values up to 173 g/t silver have been received. Not all previous drilling in the Middle Ore Shoot assayed for silver, therefore the distribution is not well understood at this time, however values over 100 g/t silver have been noted in several holes.  Eldorado intends to start a re-assay program for silver in the older drill holes.

“These results continue to demonstrate the robustness of the Efemçukuru mineralized system. As we continue to drill we are increasing our understanding of the controls on mineralization, which will guide us in exploring the deeper parts of the system.” commented Norm Pitcher, Chief Operating Officer.

Stephen Juras, Ph.D., P.Geo., Manager, Geology is the qualified person for the technical disclosure in this press release.  Samples are prepared at Eldorado’s facility in Turkey and assayed at the ALS facility at Vancouver, Canada .  Analysis for gold is done on sawn half core samples and reverse circulation cuttings using fire assay (AA finish).  Higher grade samples (≥ 5 g/t) were re-assayed using fire assay with a gravimetric finish.  Standard reference materials, blank and field duplicate samples are inserted prior to shipment from site to monitor the quality control of the assay data.  In addition, about 20% of the samples were re-submitted for duplicate analysis at Assayers Canada laboratory in Vancouver, Canada.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Norman S. Pitcher ”

Norman S. Pitcher

Chief Operating Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

Efemçukuru South and Middle Ore Shoots

Longitudinal Section Looking West

South Ore Shoot
Transition Zone
Middle Ore Shoot
North Ore Shoot
700 RL
600 RL
500 RL
400 RL
300 RL
KV-181
KV-153
KV-146
KV-163
KV-160
KV-167
KV-155
KV-148
KV-171
KV-143
KV-165
KV-141
KV-152
KV-149
KV-158
KV-157
KV-147
KV-150
KV-159
KV-166
Untested
Untested
Untested
?
Legend
New Drill Holes
Reported 2006 and 2007 Drill Holes
New Drill Holes Results Pending
Pre 2006 Drill Holes
>= 90 g-m
>= 50 g-m
>= 12 g-m
-50
0
50
100
150
(m)